Filed Pursuant to Rule 433

Registration File No. 333-209671

Supplementing the Preliminary

Prospectus Supplement

dated August 14, 2017

PRICING TERM SHEET

THE AES CORPORATION

August 14, 2017

$500,000,000 5.125% Senior Notes due 2027

Summary of Terms

Issuer:	The AES Corporation

Issue:	Senior Notes

Maturity:	September 1, 2027

Principal Amount:	$500,000,000

Price to Public:	100.000%

Coupon (Interest Rate):	5.125%

Yield to Maturity:	5.125%

Spread to Benchmark Treasury:	T + 290 bps

Benchmark Treasury:	UST 2.25% due August 15, 2027

Interest Payment Dates:	March 1 and September 1, commencing on March 1, 2018

Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Optional Redemption:	On and after September 1, 2022, the Issuer may redeem all or part of the notes, on one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on September 1 of the years indicated below:

	Year	Price
	2022	102.563%
	2023	101.708%
	2024	100.854%
	2025 and thereafter	100.000%

At any time prior to September 1, 2022, the Issuer may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the applicable make-whole premium (T+50) as of, and accrued and unpaid interest, if any, to, but not including, the redemption date.

In addition, at any time and on one or more occasions, prior to September 1, 2020, the Issuer may redeem in the aggregate for all such redemptions up to 35% of the aggregate principal amount of notes issued (including the aggregate principal amount of any additional notes) using the net cash proceeds from certain equity offerings, at a redemption price equal to 105.125% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Credit Agricole Securities (USA) Inc. Goldman Sachs & Co. LLC SG Americas Securities, LLC
Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. SMBC Nikko Securities America, Inc.

Trade Date:	August 14, 2017

Settlement Date (T+10):	August 28, 2017

CUSIP / ISIN	00130HBY0 / US00130HBY09

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

We expect that delivery of the notes will be made to investors on or about August 28, 2017, which will be the tenth business day following the date of this prospectus supplement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required, subject to certain exceptions, to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes will initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.